
FILTRONA

Filtrona plc

30 April 2010

File No: 82-34882


10015713

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 March 2010, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully



Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68



22 April 2010

Filtrona plc

Interim Management Statement

Filtrona plc ("Filtrona" or the "Company"), the leading international supplier of speciality plastic and fibre products, today issues its interim management statement for the period from 1 January 2010.

All statistics and qualitative statements made below relate to continuing operations and therefore exclude the North American Plastic Profile and Sheet business, the disposal of which completed on 27 March 2009.

At its Annual General Meeting to be held at 12 noon today, Jeff Harris, Chairman, will make the following statement:

Company Financial Performance

During the first quarter[1] of 2010, the Company's overall performance was ahead of the Board's expectations.

Company revenue was up 2% versus the first quarter[1] of last year ("comparable period"[2]) at both reported and constant exchange rates. Revenue, operating profit[3] and operating margin[3] have benefited from the impact of a positive upturn in the Protection & Finishing Products division, particularly the MSI oil and gas thread protector business; from continued momentum within the Porous Technologies division; and from previously implemented cost savings.

Protection & Finishing Products

First quarter[1] revenue within the Protection & Finishing Products division was up 20% versus the comparable period[2] (up 22% at constant exchange rates).

Porous Technologies

The Porous Technologies division delivered revenue up 17% in the first quarter[1] versus the comparable period[2] (up 23% at constant exchange rates).

File No: 82-34882

Coated & Security Products

First quarter[1] revenue within the Coated & Security Products division was down 6% versus the comparable period (down 5% at constant exchange rates), but was down 2% at constant exchange rates after eliminating the impact of one-off income received in the comparable period[2] in relation to FractureCode.

Filter Products

First quarter[1] revenue within the Filter Products division was down 5% versus the strong comparable period[2] (down 7% at constant exchange rates).

Financial Position

As announced on 5 March 2010, the Company acquired BP Labels, a manufacturer of self-adhesive labels which is highly complementary to the Coated & Security Products division, for a maximum consideration of £4.5m.

Net debt was £116m as at 3 April 2010. As expected, additional growth-led working capital investment and capital expenditure has been incurred during the first quarter[1].

Outlook

Although the profile of the global economic recovery remains unclear, the Company delivered encouraging revenue growth in its higher margin divisions during the first quarter[1], and these current business trends give the Board confidence of continued positive progress.

1 Period from 1 January 2010 to 3 April 2010 (64 trading days)

2 Period from 1 January 2009 to 4 April 2009 (66 trading days)

3 Before intangible amortisation

Enquiries

Filtrona plc

Mark Harper, Chief Executive

Steve Crummett, Group Finance Director

Tel: 01908 359 100

Financial Dynamics

Richard Mountain

Sophie Kernon

Tel: 020 7269 7291

File No: 82-34882

Notes to Editors

Filtrona plc is a leading international supplier of speciality plastic and fibre products. Further information can be found on the website www.filtrona.com.

Protection & Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and distributing plastic injection moulded, dip moulded, adhesive-coated foam and metal products. 40 operating units in 14 countries serve a very broad base of customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics, pneumatics, oil and gas, electrical controls, point of sale and tubular metal products.

Porous Technologies
The leading global technology developer and manufacturer of custom bonded fibre and hydrophilic foam fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including medical diagnostics and wound care, inkjet printer cartridges, writing instruments, and air fresheners.

Coated & Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility and three regional development centres provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

ب- ۴

Filtrona plc File No: 82-34882

Results of the Annual General Meeting

Filtrona plc (the 'Company') held its 2010 Annual General Meeting of its shareholders on, Thursday 22 April 2010 at 12 noon. The proxy voting figures received are shown below.

No.	Resolution		
1	**To receive and adopt the Report of the Directors, the Accounts for the year ended 31 December 2009 and the Report of the Auditor thereon**		
	Votes for/discretionary	126,737,733	99.71%
	Votes against	370,728	0.29%
	Total votes cast	127,108,461	100%
	Votes withheld	63,081	
	Poll	No	
2	**To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2009**		
	Votes for/discretionary	121,091,357	98.47%
	Votes against	1,878,353	1.53%
	Total votes cast	122,969,710	100%
	Votes withheld	4,202,510	
	Poll	No	
3	**To declare a final dividend for the year ended 31 December 2009 of 5.08p per ordinary share**		
	Votes for/discretionary	127,150,951	99.99%
	Votes against	9,166	0.01%
	Total votes cast	127,160,117	100%
	Votes withheld	12,103	
	Poll	No	
4	**To re-elect Paul Drechsler as a Non-executive Director of the Company**		
	Votes for/discretionary	124,160,479	99.75%
	Votes against	307,331	0.25%
	Total votes cast	124,467,810	100%
	Votes withheld	2,704,410	
	Poll	No	
5	**To re-elect Lars Emilson as a Non-executive Director of the Company**		
	Votes for/discretionary	126,849,481	99.76%
	Votes against	309,299	0.24%
	Total votes cast	127,158,780	100%
	Votes withheld	13,440	
	Poll	No	
6	**To elect Terry Twigger as a Non-executive Director of the Company**		
	Votes for/discretionary	127,011,699	99.88%
	Votes against	146,659	0.12%
	Total votes cast	127,158,358	100%
	Votes withheld	13,862	
	Poll	No	

7 To re-appoint KPMG Audit Plc as the Company's auditor

Votes for/discretionary	125,064,445	99.15%
Votes against	1,066,519	0.85%
Total votes cast	126,130,964	100%
Votes withheld	1,041,255	
Poll	No	

8 To authorise the Directors to fix the Auditor's remuneration

Votes for/discretionary	126,324,220	99.65%
Votes against	449,319	0.35%
Total votes cast	126,773,539	100%
Votes withheld	398,681	
Poll	No	

9 To authorise the Directors until the end of the next year's AGM or, if earlier, until the close of business on 30 June 2011, to allot unissued shares in the Company,
(i) up to an aggregate nominal amount of £17,138,516
(ii) up to an aggregate nominal amount of £34,277,032 in connection with an offer by way of a rights issue:

Votes for/discretionary	114,462,073	90.99%
Votes against	11,329,356	9.01%
Total votes cast	125,791,429	100%
Votes withheld	1,380,790	
Poll	No	

10 To authorise the Directors until the end of next year's AGM or, if earlier, until the close of business on 30 June 2011, to modify pre-emption rights of shareholders, in connection with the authority to allot unissued shares given to Directors at Resolution 9 earlier

Votes for/discretionary	127,125,211	99.98%
Votes against	20,574	0.02%
Total votes cast	127,145,785	100%
Votes withheld	26,435	
Poll	No	

11 To authorise the Company until the end of next year's AGM or 22 October 2011 (whichever shall occur first), within certain limits, to purchase its own shares in the market

Votes for/discretionary	127,132,118	99.98%
Votes against	21,649	0.02%
Total votes cast	127,153,767	100%
Votes withheld	18,453	
Poll	No	

12 To adopt new articles of association

Votes for/discretionary	126,904,630	99.89%
Votes against	144,259	0.11%
Total votes cast	127,048,889	100%
Votes withheld	123,331	
Poll	No	

13 To adopt that a general meeting other than an annual general meeting may be called on not less than 14 clear days' notice

Votes for/discretionary	125,874,390	99.00%
Votes against	1,273,199	1.00%
Total votes cast	127,147,589	100%
Votes withheld	24,631	
Poll	No	

Number of shareholders at meeting date:	6
Issued share capital at meeting date:	219,326,796 ordinary shares of 25p each
Total number of voting rights	205,662,191
Number of votes per share:	1

All the Resolutions proposed at the Meeting as set out in the Notice of Meeting (a copy of which is available at www.filtrona.com) were passed on a show of hands.

Two copies of the Resolutions passed will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade, Canary Wharf, London E14 5HS

Name of contact and telephone number for queries – Patricia Kendall
Deputy Company Secretary
Telephone: 01908 359 100

Name of authorised company official responsible for making this notification

Jon Green, Company Secretary

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**
3. Full name of person(s) subject to the notification obligation:	Ameriprise Financial, Inc. and its group
4. Full name of shareholder(s) (if different from 3.):	See additional information under 13.
5. Date of transaction and date on which the threshold is crossed or reached:	26 April 2010
6. Date on which issuer notified:	27 April 2010
7. Threshold(s) that is/are crossed or reached:	Above the threshold of 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0744359	N/A	N/A	0	0	11,011,608	0.000%	5.354%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise / conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	% of voting rights
11,011,608	5.354%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Ameriprise Financial, Inc., which through intermediate holding companies controls the voting rights of Threadneedle Management Luxembourg S.A. and Threadneedle Asset Management Holdings Ltd, which itself controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

Registered Owner		
Littledown Nominees Ltd	A/c 41408	112,794
Littledown Nominees Ltd	A/c 03449	1,210,000
Littledown Nominees Ltd	A/c 10479	7,350
Littledown Nominees Ltd	A/c 18667	450,000
Littledown Nominees Ltd	A/c 10469	556,802
Littledown Nominees Ltd	A/c 10496	3,589,602
Littledown Nominees Ltd	A/c 10492	1,370,838
Littledown Nominees Ltd	A/c 10491	1,009,222
Littledown Nominees Ltd	A/c 10495	2,705,000

14. Contact name:	Jon Green, Filtrona plc File No: 82-34882
15. Contact telephone number:	01908 359100

File No: 82-34882

30 April 2010

Filtrona plc

US Private Placement Loan Notes

Filtrona plc ('Filtrona' or 'the Company') today announces the successful completion of a $160m issue of US Private Placement Loan Notes ('the USPP Notes'). Some of the proceeds of the USPP Notes will be used to refinance certain existing bank debt facilities. The USPP Notes have maturity dates of April 2017 ($80m) and April 2020 ($80m) and carry interest coupons of 5.37% and 5.91% respectively.

Steve Crummett, Group Finance Director, commented:

'We are pleased with the response from investors, with the demand reflecting the strength of Filtrona's cash flows and international market positions. The USPP Notes diversify Filtrona's sources of funding, and provide extended maturities and additional flexibility to support the future development of the Company.'

Enquiries

Filtrona plc
Steve Crummett, Group Finance Director
Tel: 01908 359 100

Financial Dynamics
Richard Mountain
Tel: 020 7269 7121